May 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Livingston

Sandra Hunter Berkheimer

Re:	Angel Pond Holdings Corporation

Registration Statement on Form S-1

Filed March 8, 2021, as amended

File No. 333-253990

Dear Ms. Livingston and Ms. Hunter Berkheimer:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Angel Pond Holdings Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.
J.P. MORGAN SECURITIES LLC
as Representatives of the Several Underwriters

GOLDMAN SACHS (ASIA) L.L.C.
(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Stephen Wong
Name:	Stephen Wong
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name:	Peter Castoro
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]